Exhibit 77 C for FVD 11/30/2006 N-SAR: Submission of Matters to a Vote of Shareholders

A Special Meeting of Shareholders of First Trust Value Line(r) Dividend Fund was held on December 11, 2006. At the Special Meeting, Shareholders were asked to vote on the reorganization of First Trust Value Line(r) Dividend Fund into First Trust Value Line(r) Dividend Index Fund, an exchange-traded fund and a newly created series of First Trust Exchange-Traded Fund. The number of votes cast for the reorganization was 18,286,073, the number of votes cast against the reorganization was 402,052, and the number of abstentions was 13,399,874.